Exhibit 99.2

Hafnia Limited

Condensed Consolidated Quarterly Financial Information Q1 2025

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025

The first quarter experienced an increase in trade volumes and tonne-miles, supported by strong global demand resulting in an improved spot market. Sentiment has improved further in the second quarter, setting the stage for a robust remainder of 2025.

Our Q1 result were impacted by a significant number of vessels undergoing scheduled drydocking or repairs, leading to approximately 500 off-hire days during the quarter. Despite these operational adjustments, Hafnia demonstrated resilience by delivering a net profit of USD 63.2 million in Q1 2025. Our adjacent fee-generating pool and bunkering business continued to perform well, contributing USD 7.9 million to our overall results.

We are confident in the market, and I am pleased to announce a full cash payout ratio of 80% for the quarter. We will not deduct the USD 27.6 million utilized for share buybacks during this period when calculating our dividend.

We will distribute a total of USD 50.6 million or USD 0.1015 per share in dividends.

With a significant portion of our fleet built in 2015, we anticipate a similar level of drydocking and repairs in the second quarter, resulting in approximately 630 off-hire days in Q2.

As of May 1, 2025, 57% of the Q2 earning days are covered at an average of USD 24,839 per day, and 27% is covered at USD 24,902 per day for Q2 to Q4 2025.

At the end of the first quarter, our net asset value (NAV1) stood at approximately USD 3.4 billion, translating to an NAV per share of about USD 6.96 (NOK 73.03). Our net Loan-to-Value (LTV) ratio at the end of the first quarter was 24.1%. The decline in NAV and increase in net LTV from the previous quarter is primarily driven by a decrease in the market value of our vessels.

We continue to vigilantly monitor the evolving nature of sanctions, tariffs, and developments in the Red Sea and their collective impact on market dynamics. On the tanker supply side, ordering activity has slowed significantly. The combination of macroeconomic uncertainty, high newbuild prices, and increasing concerns around revised US regulations affecting Chinese built vessels, will likely result in a period of lower orders. With the global average fleet age increasing, this may limit fleet expansion in the upcoming years.

The upcoming months will represent important milestones for Hafnia. We look forward to welcoming Ecomar Guyenne, the second of four 49,800 dwt dual-fuel Methanol Chemical IMO-II MRs, ordered through our strategic joint venture with Socatra. At the same time, operations are expected to commence at Seascale Energy, our new joint venture with Cargill, which is one of the world’s largest bunker procurement companies. These initiatives reflect Hafnia’s commitment to a more sustainable maritime future while delivering cost efficiencies and innovative fuel solutions to our customers.

As we conclude the first quarter of 2025, and while market dynamics remain complex, I am optimistic about Hafnia’s ability to build on this positive momentum. Our proven track record of operational excellence and financial discipline positions us strongly to create long-term value. We are focused on making the right decisions daily, through disciplined capital allocation and agile fleet deployment, to ensure flexibility in capitalizing on opportunities and enhancing shareholder returns.

Mikael Skov
CEO Hafnia

1 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Safe Harbour Statement

Disclaimer regarding forward-looking statements in the interim report

Matters discussed in this unaudited interim report of the quarterly results of Hafnia Limited (the "Company" or "Hafnia", together with its subsidiaries, the "Group") (this “Report”) may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances.

We desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbour legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding Hafnia’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in Hafnia are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this Report. Hafnia cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

•
general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, disruptions in the Red Sea, sanctions and other measures;

•	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;
•	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;
•	changes in expected trends in recycling of vessels;
•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
•	competition within our industry, including changes in the supply of chemical and product tankers;
•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	changes in international treaties, governmental regulations, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy or political events;
•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
•	our ability to procure or have access to financing and refinancing;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in commodity prices, foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	technological developments; and
•	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products;
•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance; and

•	other factors that may affect our financial condition, liquidity and results of operations.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 30 April 2025. Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Hafnia or to persons acting on Hafnia’s behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Highlights – Q1 2025

Financial – Q1

In Q1 2025, Hafnia recorded a net profit of USD 63.2 million, equivalent to a profit per share of USD 0.13 per share[1] (Q1 2024: USD 219.6 million equivalent to a profit per share of USD 0.43 per share).

The commercially managed pool and bunker procurement business generated earnings of USD 7.9 million[2] (Q1 2024: USD 9.8 million).

Time Charter Equivalent (TCE)[3] earnings were USD 218.8 million in Q1 2025 (Q1 2024: USD 378.8 million), resulting in an average TCE[3] of USD 22,992 per day.

Adjusted EBITDA[3] was USD 125.1 million in Q1 2025 (Q1 2024: USD 287.1 million).

As of 1 May 2025, 57% of the total earning days of the fleet were covered for Q2 2025 at USD 24,839 per day.

For Q1 2025, Hafnia will distribute a total of USD 50.6 million or USD 0.1015 per share in dividends, corresponding to a payout ratio of 80%.

1 Based on weighted average number of shares as at 31 March 2025.
2 Excluding a one-off item amounting to USD 1.1 million in Q1 2025.
3 See Non-IFRS Measures in Note 8.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Highlights – Q1 2025 CONTINUED

Market Review & Outlook

The product tanker market experienced positive earnings throughout 2024. The first half of the year featured exceptionally strong performance, driven by robust cargo volumes and increased tonne-miles, as vessels rerouted from the Suez Canal to the Cape of Good Hope. Earnings then moderated in the second half of the year as global refining margins softened and increased cannibalization, exerted downward pressure on product tanker rates.

Since the beginning of 2025, conditions in the product tanker market have improved, supported by stronger Asian refining activities and higher export volumes from the US Gulf. While in CPP loadings and ton-days rebounded in the first quarter of 2025, earnings remained subdued, mainly due to limited cross-hemisphere trading, leaving tonnage static within regions. Following initial market disruptions in the Red Sea, the trend of rerouting via the Cape of Good Hope has gradually receded, with many vessels now servicing within hemispheres that bypass the Red Sea entirely. Consequently, average voyage lengths have declined, primarily due to increased refinery output in the US Gulf displacing Middle Eastern exports to Europe.

After a prolonged period of robust global oil demand growth, recent announcements of potential protective trade measures have dampened the global economic outlook. Although imports of oil, gas, and refined products have been exempted from US tariffs, the impact of a weakened global economy could further impact oil prices and demand. According to the International Energy Agency (IEA), global oil demand growth for 2025 has been revised to increase by very modest 0.7 million barrels per day, reaching 103.5 million barrels daily. Earlier in May, OPEC+, led by Saudi Arabia, announced a second consecutive monthly increase in output, raising concerns of a global supply glut, which resulted in falling oil prices. This strategic shift is expected to support crude tanker rates in the near term, with positive spillover effects on the product tanker market in the medium term, as this increase is likely to boost refining activity.

Regarding the tanker fleet supply outlook, the product tanker orderbook-to-fleet ratio stands at approximately 21% as of May 2025. However, longer-term fundamentals remain positive as ordering activity has slowed considerably amid sustained high newbuilding prices. Furthermore, given the uncertainty surrounding Chinese shipyards and Chinese-built vessels, ordering activity is expected to remain subdued. An aging fleet and a substantial number of vessels involved in “dark trades” effectively reduce available fleet capacity. As a result, the overall supply balance is expected to remain manageable in the coming years.

The product tanker has demonstrated resilience in the second quarter with improving conditions and strengthening spot rates. As we look forward, several key factors will shape market dynamics, including  a potential reopening of the Red Sea, the share of LR2 deliveries entering dirty trade, and the impact of geopolitical tensions on oil trade patterns. The geopolitical landscape remains complex and has the potential to impact markets significantly. For instance, normalizing Russian trade flows to meet European demand could result in shorter voyages for product tankers. Overall, the product tanker market outlook is positive, supported by underlying global oil demand and favorable supply fundamentals.

Fleet

At the end of the quarter, Hafnia’s fleet consisted of 116 owned vessels1 and 9 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 32 LR1s (including three bareboat-chartered in and two time-chartered in), 59 MRs of which 10 are IMO II (including seven time-chartered in), and 24 Handy vessels of which 18 are IMO II (including seven bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 4,306 million, of which the LR2 vessels had a broker value of USD 715 million2, the LR1 fleet had a broker value of USD 1,196 million2, the MR fleet had a broker value of USD 1,648 million3 and the Handy vessels had a broker value of USD 748 million4. The unencumbered vessels had a broker value of USD 429 million. The chartered-in fleet had a right-of-use asset book value of USD 21.4 million with a corresponding lease liability of USD 22.7 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and one IMO II MR owned through 50% ownership in the Ecomar Joint Venture
2 Including USD 304 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
3 Including USD 71 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture and one IMO II MR owned through 50% ownership in the Ecomar Joint Venture; and IMO II MR vessels
4 Including IMO II Handy vessels

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Highlights – Q1 2025 CONTINUED

Hafnia will pay a quarterly dividend of USD 0.1015 per share. The record date will be May 23, 2025.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of May 22, 2025 and a payment date on, or about, June 4, 2025.

For shares registered in the Depository Trust Company, the ex-dividend date will be May 23, 2025 with a payment date on, or about, May 30, 2025.

Please see our separate announcement for additional details regarding the Company’s dividend.

The Quarterly Financial Information Q1 2025 has not been audited or reviewed by auditors.

Webcast and Conference call

Hafnia will host a conference call for investors and financial analysts at 8:30 pm SGT/2:30 pm CET/8:30 am EST on May 15, 2025.

The financial results presentations will be available via live video webcast via the following link: Click here to join Hafnia's Investor Presentation on May 15 2025.

Meeting ID: 375 106 212 814 2

Passcode: GS2rQ9WW

Download Teams | Join on the web

Dial in by phone: +45 32 72 66 19,,525276174# Denmark, All locations

Find a local number

Phone conference ID: 525 276 174#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Hafnia

Mikael Skov, CEO Hafnia

+65 8533 8900

www.hafnia.com

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Key figures

USD million	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	563.1	497.9	352.8	340.3
Profit before tax	260.8	216.8	79.6	64.6
Profit for the period	259.2	215.6	79.6	63.2
Financial items	(9.9)	(6.3)	(12.7)	(13.9)
Share of profit from joint ventures	8.5	4.1	0.6	3.0
TCE income[1]	417.4	361.6	233.6	218.8
Adjusted EBITDA[1]	317.1	257.0	131.2	125.1
Balance Sheet
Total assets	3,922.7	3,828.9	3,735.0	3,696.4
Total liabilities	1,486.2	1,408.7	1,472.5	1,418.0
Total equity	2,436.5	2,420.2	2,262.5	2,278.4
Cash at bank and on hand[2]	166.7	197.1	195.3	188.1
Key financial figures
Return on Equity (RoE) (p.a.)[3]	44.5%	37.1%	14.2%	11.1%
Return on Invested Capital (p.a.)[4]	31.4%	26.7%	11.4%	9.6%
Equity ratio	62.1%	63.2%	60.6%	61.6%
Net loan-to-value (LTV) ratio[5]	21.3%	19.1%	23.2%	24.1%

For the 3 months ended 31 March 2025	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	26	56	24	112
Total operating days[9]	540	2,322	4,734	1,920	9,514
Total calendar days (excluding TC-in)	540	2,070	4,410	2,160	9,180
TCE (USD per operating day)[1]	33,911	23,418	22,821	19,831	22,992
Spot TCE (USD per operating day)[1]	33,911	23,307	21,788	19,280	22,454
TC-out TCE (USD per operating day)[1]	–	24,769	26,688	25,160	26,234
OPEX (USD per calendar day)[10]	7,638	8,393	8,022	7,611	7,987
G&A (USD per operating day)[11]					1,576

Vessels on balance sheet

As at 31 March 2025, total assets amounted to USD 3,696.4 million, of which USD 2,572.6 million represents the carrying value of the Group’s vessels including dry docking but excluding right-of-use assets, is as follows:

Balance Sheet USD million	LR2	LR1	MR6	Handy[7]	Total
Vessels (including dry-dock)	243.5	603.8	1,182.4	542.9	2,572.6

1 See Non-IFRS Measures in Note 8.
2 Excluding cash retained in the commercial pools.
3Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels). The calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures.
6 Inclusive of nine IMO II MR vessels.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and one IMO II MR owned through 50% ownership in the Ecomar Joint Venture.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Condensed consolidated interim statement of comprehensive income

	For the 3 months ended 31 March 2025 USD’000	For the 3 months ended 31 March 2024 USD’000
Revenue (Hafnia Vessels and TC Vessels)[1]	340,343	521,792
Revenue (External Vessels in Disponent-Owner Pools)[2]	207,567	263,101
Voyage expenses (Hafnia Vessels and TC Vessels)[1]	(121,592)	(142,990)
Voyage expenses (External Vessels in Disponent-Owner Pools)[2]	(86,223)	(84,213)
Pool distributions for External Vessels in Disponent-Owner Pools[2]	(121,344)	(178,888)
	218,751	378,802

Other operating income[3]	8,989	9,824
Vessel operating expenses	(68,099)	(69,629)
Technical management expenses	(5,218)	(5,719)
Charter hire expenses	(8,622)	(9,530)
Other expenses	(20,708)	(16,696)
	125,093	287,052

Depreciation charge of property, plant and equipment	(49,525)	(53,793)
Amortisation charge of intangible assets	(105)	(336)
Operating profit	75,463	232,923

Interest income	2,660	2,805
Interest expense	(14,361)	(15,827)
Capitalised financing fees written off	(786)	(1,663)
Other finance expense	(1,403)	(4,213)
Finance expense – net	(13,890)	(18,898)

Share of profit of equity-accounted investees, net of tax	3,036	7,289
Profit before income tax	64,609	221,314

Income tax expense	(1,419)	(1,743)
Profit for the financial period	63,190	219,571

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss:
Foreign operations – foreign currency translation differences	83	23
Fair value (losses)/gains on cash flow hedges	(3,039)	14,124
Reclassification to profit or loss	(2,680)	(8,392)
	(5,636)	5,755

Items that will not be subsequently reclassified to profit or loss:
Equity investments at FVOCI – net change in fair value	–	1,260
Total other comprehensive (loss)/income	(5,636)	7,016

Total comprehensive income for the period, net of tax	57,554	226,586

Earnings per share attributable to the equity holders of the Company
Basic number of shares	498,753,305	508,371,113
Basic earnings per share (USD per share)	0.13	0.43
Diluted number of shares	503,945,617	514,335,250
Diluted earnings per share (USD per share)	0.13	0.43

1 “TC Vessels” are vessels that have been time chartered-in to the Group (including ROU assets).
2 “External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels.
3  Including a one-off item amounting to USD 1.1 million in Q1 2025.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Condensed consolidated balance sheet

	As at 31 March 2025 USD’000	As at 31 December 2024 USD’000
Vessels	2,489,780	2,521,223
Dry docking and scrubbers	82,830	66,945
Right-of-use assets – Vessels	21,399	18,661
Other property, plant and equipment	725	733
Total property, plant and equipment	2,594,734	2,607,562

Intangible assets	404	510
Total intangible assets	404	510

Other investments	23,069	23,069
Derivative financial instruments	14,751	12,024
Restricted cash[1]	10,000	13,542
Loans receivable from joint ventures	67,750	64,133
Joint ventures	84,470	81,371
Total other non-current assets	200,040	194,139

Total non-current assets	2,795,178	2,802,211

Intangible assets	12,206	5,919
Total intangible assets	12,206	5,919

Inventories	92,288	94,155
Trade and other receivables	525,895	503,836
Derivative financial instruments	2,710	12,601
Cash at bank and on hand	188,141	195,271
Cash retained in the commercial pools[2]	80,015	88,297
Total other current assets	889,049	894,160

Total current assets	901,255	900,079

Total assets	3,696,433	3,702,290

Share capital	1,093,055	1,093,055
Other reserves	510,095	517,713
Treasury shares	(78,449)	(53,439)
Retained earnings	753,735	705,177
Total shareholders’ equity	2,278,436	2,262,506

Borrowings[3]	693,512	785,954
Total non-current liabilities	693,512	785,954

Borrowings	373,018	336,295
Derivative financial instruments	651	1,939
Current income tax liabilities	3,381	2,757
Trade and other payables	347,435	312,839
Total current liabilities	724,485	653,830

Total liabilities	1,417,997	1,439,784

Total shareholders’ equity and liabilities	3,696,433	3,702,290

1 Restricted cash includes cash placed in debt service reserve and FFA collateral accounts.
2 The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management companies and can only be used for the operation of vessels within the commercial pools.
3 The borrowings include USD 101.0 million in bank borrowings relating to pool financing arrangements, of which approximately USD 43.6 million is attributable to working capital advanced to external pool participants and has been adjusted in the Net LTV computation.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Condensed consolidated interim statement of changes in equity

	Share capital USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserve USD’000	Share-based payment reserve USD’000	Fair value reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2025	1,093,055	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	664		–	664
Share options exercised	–	–	–	2,646	(2,112)	(534)	–	–	–
Purchase of treasury shares	–	–	–	(27,656)	–	–	–	–	(27,656)
Dividends paid	–	–	–	–	–	–	–	(14,632)	(14,632)
Total transactions with owners	–	–	–	(25,010)	(2,112)	130	–	(14,632)	(41,624)
Total comprehensive income
Profit for the financial period	–	–	–	–	–	–	–	63,190	63,190
Other comprehensive income/(loss)	–	83	(5,719)	–	–	–	–	–	(5,636)
Total comprehensive income for the period	–	83	(5,719)	–	–	–	–	63,190	57,554
Balance at 31 March 2025	1,093,055	(115)	14,986	(78,449)	480,270	4,048	10,906	753,735	2,278,436

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Condensed consolidated interim statement of changes in equity CONTINUED

	Share capital USD’000	Share premium USD’000	Contributed surplus USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserve USD’000	Share-based payment reserve USD’000	Fair value reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2024	5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	–	–	2,960	–	–	2,960
Share options exercised	–	–	–	–	–	33,358	(29,593)	(2,830)	–	–	935
Purchase of treasury shares and issuance of shares	57	43,080	–	–	–	(68,846)	–	–	–	–	(25,709)
Dividends paid	–	–	–	–	–	–	–	–	–	(699,883)	(699,883)
Total transactions with owners	57	43,080	–	–	–	(35,488)	(29,593)	130	–	(699,883)	(721,697)
Other transactions
Effect of re-domiciliation	1,087,929	(1,087,929)	(537,112)	–	–	–	537,112	–	–	–	–
Total other transactions	1,087,929	(1,087,929)	(537,112)	–	–	–	537,112	–	–	–	–
Total comprehensive income
Profit for the financial year	–	–	–	–	–	–	–	–	–	774,035	774,035
Other comprehensive income/(loss)	–	–	–	(135)	(18,607)	–	–	–	1,186	–	(17,556)
Total comprehensive income for the year	–	–	–	(135)	(18,607)	–	–	–	1,186	774,035	756,479
Balance at 31 December 2024	1,093,055	–	–	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Condensed consolidated statement of cash flows

	For the 3 months ended 31 March 2025 USD’000	For the 3 months ended 31 March 2024 USD’000
Cash flows from operating activities
Profit for the financial period	63,190	219,571
Adjustments for:
- income tax expense	1,419	1,743
- depreciation and amortisation charges	49,630	54,129
- interest income	(2,660)	(2,805)
- finance expense	16,550	21,703
- share of profit of equity-accounted investees, net of tax	(3,036)	(7,289)
- equity-settled share-based payment transactions	664	559
Operating cash flow before working capital changes	125,757	287,611
Changes in working capital:
- intangible assets	(6,287)	(3,192)
- inventories	1,867	(717)
- trade and other receivables	(17,693)	(9,185)
- trade and other payables	34,546	(17,548)
Cash generated from operations	138,190	256,969
Income tax paid	(833)	(8,451)
Net cash provided by operating activities	137,357	248,518

Cash flows from investing activities
Interest income received	1,735	1,798
Loan to joint ventures	(2,780)	(2,581)
Acquisition of other investments	–	(353)
Purchase of intangible assets	–	(22)
Proceeds from disposal of other investments	–	2,344
Purchase of property, plant and equipment	(27,319)	(15,365)
Net cash used in investing activities	(28,364)	(14,179)

Cash flows from financing activities
Proceeds from borrowings from external financial institutions	2,000	30,000
Repayment of borrowings to external financial institutions	(15,669)	(15,725)
Repayment of lease liabilities	(53,354)	(113,896)
Payment of financing fees	(219)	–
Interest paid to external financial institutions	(16,074)	(43,909)
Proceeds from exercise of employee share options	–	408
Proceeds from settlement of derivatives	3,117	30,044
Dividends paid	(14,632)	(123,520)
Purchase of treasury shares	(27,656)	–
Other finance expense paid	(1,918)	(3,642)
Net cash used in financing activities	(124,405)	(240,240)

Net decrease in cash and cash equivalents	(15,412)	(5,901)
Cash and cash equivalents at beginning of the financial period	283,568	222,521
Cash and cash equivalents at end of the financial period	268,156	216,620

Cash and cash equivalents at the end of the financial period consists of:
Cash at bank and on hand	188,141	128,916
Cash retained in the commercial pools	80,015	87,704
	268,156	216,620

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Cash and cash flows

Cash at bank and on hand1 amounted to USD 188.1 million as at 31 March 2025 (31 December 2024: USD 195.3 million).

Operating activities generated a net cash inflow of USD 137.4 million in Q1 2025 (Q1 2024: net cash inflow of USD 248.5 million).

Cash flows from operating activities were principally utilised for vessel drydocking costs, repayments of borrowings and interest, payment of dividends to shareholders and share buybacks.

Investing activities resulted in a net cash outflow of USD 28.4 million in Q1 2025 (Q1 2024: net cash outflow of USD 14.2 million).

Financing activities resulted in a net cash outflow of USD 124.4 million in Q1 2025 (Q1 2024: net cash outflow of USD 240.2 million).

Dividend policy

Hafnia will target a quarterly payout ratio of net profit, adjusted for extraordinary items, of:

•	50% payout of net profit if net loan-to-value is above 40%,

•	60% payout of net profit if net loan-to-value is above 30% but equal to or below 40%,

•	80% payout of net profit if net loan-to-value is above 20% but equal to or below 30%, and

•	90% payout of net profit if net loan-to-value is equal to or below 20%.

Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels). The calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures.

The final amount of dividend is to be decided by the Board of Directors. In addition to cash dividends, the Company may buy back shares as part of its total distribution to shareholders.

In deciding whether to declare a dividend and determining the dividend amount, the Board of Directors will take into account the Group’s capital requirements, including capital expenditure commitments, financial condition, general business conditions, legal restrictions, and any restrictions under borrowing arrangements or other contractual arrangements in place at the time.

Dividend for Q1

The board has set the quarterly payout ratio at 80 % for Q1 2025.

1 Excluding cash retained in the commercial pools.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Coverage of earning days

As of 1 May 2025, 57% of the projected total operating days in Q2 2025 were covered at USD 24,839 per day. The tables below show the figures for Q2 2025, Q2 to Q4 2025 and the full year figures for 2026.

Hafnia Fleet1

Fleet overview	Q2 2025	Q2 to Q4 2025	2026
Hafnia vessels (average during the period)
LR2	6.0	6.0	6.0
LR1	26.5	26.2	25.1
MR2	55.9	55.3	55.0
Handy[3]	24.0	24.0	24.0
Total	112.4	111.5	110.1

Covered, %
LR2	53%	18%	-
LR1	51%	16%	-
MR2	62%	35%	8%
Handy[3]	55%	24%	8%
Total	57%	27%	6%

Covered rates[4], USD per day
LR2	37,495	37,495	-
LR1	27,665	27,825	28,443
MR2	23,899	24,143	22,275
Handy[3]	21,307	22,155	24,879
Total	24,839	24,902	23,423

The coverage figures include FFA positions which are mainly covering a triangulation route from Northwest Europe to the US Atlantic Coast (TC2), followed by a haul from the US Gulf back to the European Continent (TC14) for the MR fleet.

For the week beginning May 5, 2025, Hafnia’s pool earnings4 averaged:
•	USD 53,698 per day for the LR2 vessels,
•	USD 29,701 per day for the LR1[5] vessels,
•	USD 23,847 per day for the MR2 vessels,
•	USD 22,968 per day for the Handy[3] vessels.

Joint Ventures fleet6

Fleet overview	Q2 2025	Q2 to Q4 2025	2026
Joint ventures vessels (average during the period)
LR2	4.0	4.0	4.0
LR1	6.0	6.0	6.0
MR	3.5	4.3	5.7
Total	13.5	14.3	15.7

1 Excludes joint ventures vessels.
2 Inclusive of nine IMO II vessels.
3 Inclusive of 18 IMO II vessels.
4 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments.
5 Excluding vessels trading in our Panamax pool.
6 The figures are presented on a 100% basis. The joint ventures vessels are owned through Hafnia’s 50% participation in the Vista Shipping, H&A Shipping and Ecomar joint ventures.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Coverage of earning days CONTINUED

Fleet overview	Q2 2025	Q2 to Q4 2025	2026
Covered, %
LR2	100%	100%	100%
LR1	51%	17%	-
MR	100%	100%	100%
Total	78%	65%	62%

Covered rates[1], USD per day
LR2	25,432	25,432	25,432
LR1	27,734	27,734	-
MR	19,444	20,408	21,374
Total	23,876	23,248	23,049

Tanker segment results

LR2	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Operating days (owned)	544	506	536	540
Operating days (TC-in)	–	–	–	–
TCE (USD per operating day)[2]	60,116	42,829	25,772	33,911
Spot TCE (USD per operating day)[2]	60,116	42,829	25,508	33,911
TC-out TCE (USD per operating day)[2]	–	–	–	–
Calendar days (excluding TC-in)	546	552	552	540
OPEX (USD per calendar day)	7,626	8,112	7,719	7,638

LR1	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Operating days (owned)	2,183	2,097	2,075	2,065
Operating days (TC-in)	331	367	311	257
TCE (USD per operating day)[2]	46,986	37,564	21,266	23,418
Spot TCE (USD per operating day)[2]	46,986	37,689	21,378	23,307
TC-out TCE (USD per operating day)[2]	–	27,401	19,641	24,769
Calendar days (excluding TC-in)	2,275	2,163	2,111	2,070
OPEX (USD per calendar day)	8,048	8,353	7,971	8,393

MR3	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Operating days (owned)	4,484	4,550	4,476	4,128
Operating days (TC-in)	910	1,053	833	606
TCE (USD per operating day)[2]	35,913	31,928	22,274	22,821
Spot TCE (USD per operating day)[2]	38,077	32,896	20,984	21,788
TC-out TCE (USD per operating day)[2]	25,674	27,524	26,985	26,688
Calendar days (excluding TC-in)	4,550	4,600	4,559	4,410
OPEX (USD per calendar day)	8,050	8,044	8,187	8,022

Handy[4]	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Operating days (owned)	2,183	2,203	2,062	1,920
Operating days (TC-in)	–	–	–	–
TCE (USD per operating day)[2]	33,358	31,047	24,620	19,831
Spot TCE (USD per operating day)[2]	34,474	31,722	24,401	19,280
TC-out TCE (USD per operating day)[2]	25,447	25,307	26,856	25,160
Calendar days (excluding TC-in)	2,184	2,208	2,208	2,160
OPEX (USD per calendar day)	8,045	8,142	8,270	7,611

1 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments
2 TCE represents gross TCE income after adding back pool commissions; See Non-IFRS Measures in Note 8.
3 Inclusive of IMO II MR vessels.
4 Inclusive of IMO II Handy vessels.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Notes to the Condensed Consolidated Interim Financial Information

These notes form an integral part of and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial information.

Note 1: Property, plant and equipment

	Right-of-use Assets – Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
At 31 March 2025
Cost	231,090	3,513,084	175,886	1,643	3,921,703
Accumulated depreciation and impairment charge	(209,691)	(1,023,304)	(93,056)	(918)	(1,326,969)
Net book value	21,399	2,489,780	82,830	725	2,594,734

	Right-of-use Assets – Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
At 31 December 2024
Cost	221,713	3,510,379	156,844	1,578	3,890,514
Accumulated depreciation and impairment charge	(203,052)	(989,156)	(89,899)	(845)	(1,282,952)
Net book value	18,661	2,521,223	66,945	733	2,607,562

a.
The Group organises the commercial management of its fleet of vessels into ten (2024: ten) individual commercial pools: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small, Intermediate and City (“Specialized”) (2024: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small, Intermediate and City (“Specialized”)). Each individual commercial pool constitutes a separate cash-generating unit (“CGU”). For vessels outside commercial pools and deployed on a time-charter basis, each of these vessels constitutes a separate CGU. Any time-chartered in vessels which are recognised as right of use (“ROU”) assets by the Group and subsequently deployed in the commercial pools are included as part of the pool CGUs.

The Group evaluates whether there are indications that any vessel as at the reporting date is impaired. If any such indicators of impairment exist, the Group performs impairment testing in accordance with its accounting policy. The estimation of the recoverable amount of vessels is based on the higher of fair value less costs to sell and value in use. The fair value of vessels is determined by professional brokers while the value in use is based on future discounted cash flows that the CGU is expected to generate over its remaining useful life.

Based on this assessment, the Group concluded that there are no impairment losses to be recognised for the 3 months ended 31 March 2025 (3 months ended 31 March 2024: USD Nil).

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 1: Property, plant and equipment CONTINUED

b.	The Group has mortgaged vessels with a total carrying amount of USD 2,267.6 million as at 31 March 2025 (31 March 2024: USD 2,342.1 million) as security over the Group’s borrowings.

c.	There were additions of USD 9.4 million to right-of-use assets – vessels for the 3 months ended 31 March 2025 (3 months ended 31 March 2024: USD Nil).

d.	As at 31 March 2025, the Group has time chartered-in six MRs and two LR1s with purchase options. These chartered-in vessels are recognised as right-of-use assets.

The Group has firm charters in place up till 2026 for these vessels. The current and next average purchase option price are as follows:

USD’000	Current average purchase option price[1]	Next average purchase option price
LR1	40,833	40,333
MR	31,010	30,626

The time chartered-in days and average time charter rates for these vessels are as follows:

	2025	2026
TC in (Days)[2]
LR1 (with purchase option)	425	—
MR (with purchase option)	2,156	665

Average TC in rate (USD/Day)
LR1 (with purchase option)	19,100	—
MR (with purchase option)	16,486	11,050

1 The purchase option price decreases by a fixed amount per year, or on a pro-rata basis based on individual contract terms. Prior notice period of three to four months are required before exercise of options. The value of the purchase options amount to USD 65 million as at the end of the current reporting period.
2 Based on firm charter period and does not include optional periods exercisable by Hafnia.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 2: Borrowings

	As at 31 March 2025 USD’000	As at 31 December 2024 USD’000
Current
Bank borrowings	291,248	252,556
Sale and leaseback liabilities (accounted for as financing transaction)	61,357	64,506
Other lease liabilities	20,413	19,233
Total current borrowings	373,018	336,295

Non-current
Bank borrowings	270,915	322,820
Sale and leaseback liabilities (accounted for as financing transaction)	420,252	461,924
Other lease liabilities	2,345	1,210
Total non-current borrowings	693,512	785,954

Total borrowings	1,066,530	1,122,249

As at 31 March 2025, bank borrowings consist of ten credit facilities from external financial institutions, namely USD 473 million, USD 374 million, USD 216 million, USD 84 million (DSF), USD 84 million, USD 39 million, USD 40 million, USD 303 million, and two borrowing base facilities (31 December 2024: USD 473 million, USD 374 million, USD 216 million, USD 84 million (DSF), USD 84 million, USD 39 million, USD 40 million, USD 303 million, and two borrowing base facilities). These facilities are secured by the Group’s fleet of vessels. The table below summarises key information of the bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
USD 473 million facility	79.9
- USD 413 million term loan		2026
- USD 60 million revolving credit facility		2026
USD 374 million facility	—
- USD 100 million revolving credit facility		2028
USD 216 million facility	128.1	2026
USD 84 million facility (DSF)	77.5	2029
USD 84 million facility	48.3
- USD 68 million term loan		2026
- USD 16 million revolving credit facility		2026
USD 39 million facility	14.6
- USD 30 million term loan		2025
- USD 9 million revolving credit facility		2025
USD 40 million facility	35.2	2029
USD 303 million facility	80.0
- USD 303 million revolving credit facility		2029
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	42.5 58.5	2025

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 2: Borrowings CONTINUED

The table below summarises the repayment profile of the bank borrowings:
	For the financial year ended 31 December 2025	For the financial year ended 31 December 2026
Repayment profile USD’000
USD 473 million facility	21,744	58,106
USD 216 million facility	9,450	118,650
USD 84 million facility (DSF)	6,475	8,633
USD 84 million facility	4,680	43,615
USD 39 million facility	14,629	—
USD 40 million facility	2,155	2,874
USD 303 million facility	80,000	—
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	42,500 58,500	—

As at 31 March 2025, bank borrowings of joint ventures consist of eight credit facilities (31 December 2024: eight credit facilities) from external financial institutions (excluded from LTV ratio under key figures). The table below summarises key information of the joint ventures’ bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
Vista Shipping joint venture
USD 51.8 million facility	29.8	2031
USD 111.0 million facility	73.5	2032
USD 89.6 million facility	79.7	2033
USD 88.5 million facility	82.4	2031

H&A Shipping joint venture
USD 22.1 million facility	16.9	2026
USD 23.5 million facility	18.7	2028

Ecomar joint venture
USD loan facility	39.3	2033
EUR NPV loan facility	8.3	2033

	For the financial year ended 31 December 2025	For the financial year ended 31 December 2026
Repayment profile USD’000
Vista Shipping joint venture
USD 51.8 million facility	2,590	3,453
USD 111.0 million facility	5,500	7,400
USD 89.6 million facility	3,953	5,271
USD 88.5 million facility	3,687	4,917

H&A Shipping joint venture
USD 22.1 million facility	1,105	15,838
USD 23.5 million facility	1,103	1,470

Ecomar joint venture
USD loan facility	1,171	4,339
EUR NPV loan facility	—	7,406

As at 31 March 2025, the sale and leaseback liabilities (accounted for as financing transaction) consist of various facilities provided by external leasing houses under sale-and-leaseback contracts. Under these contracts, the vessels were legally sold to external leasing houses and leased back by Hafnia. The maturity dates of the facilities range from 2029 to 2033.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 2: Borrowings CONTINUED

The carrying amounts relating to the 12 LR1 vessels was USD 317.4 million (31 December 2024: USD 324.8 million), seven (31 December 2024: nine) CTI vessels were USD 121.6 million (31 December 2024: USD 157.9 million), and other finance leases were USD 42.5 million (31 December 2024: USD 43.7 million).

Interest rates

The weighted average effective interest rates per annum of total borrowings, excluding the effect of interest rate swaps, at the balance sheet date are as follows:

	As at 31 March 2025	As at 31 December 2024
Bank borrowings	6.0%	6.8%
Sale and leaseback liabilities (accounted for as financing transaction)	6.3%	6.9%

Carrying amounts and fair values

The carrying values of the bank borrowings and sale and leaseback liabilities (accounted for as financing transaction) approximate their fair values as they are re-priceable at one-to-three-month intervals.

Note 3: Commitments

Operating lease commitments - where the Group is a lessor

The Group leases vessels to non-related parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets.

The undiscounted lease payments1 under operating leases to be received after the reporting date are analysed as follows:

USD’000	As at 31 March 2025	As at 31 December 2024
Less than one year	133,772	110,715
One to two years	43,780	42,329
Two to five years	4,778	9,348
	182,330	162,392

Newbuild Commitments

The Group has equity interests in joint ventures and is obliged to provide its share of working capital for the joint ventures’ newbuild programme through either equity contributions or shareholder’s loans.

The future minimum capital contributions to be made at the reporting date but not yet recognised are as follows:

USD’000	As at 31 March 2025	As at 31 December 2024
Less than one year	36,138	52,917
One to two years	14,197	16,778
Two to five years	—	—
	50,335	69,695

1 Excluding variable lease payments.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 4: Financial information

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 March 2025
Financial assets measured at fair value
Forward foreign exchange contracts	176	—	—	176	—	176	—	176
Forward freight agreements	506	—	—	506	—	506	—	506
Interest rate swaps used for hedging	16,779	—	—	16,779	—	16,779	—	16,779
Other investments	—	—	23,069	23,069	—	—	23,069	23,069
	17,461	—	23,069	40,530

At 31 March 2025
Financial assets not measured at fair value
Loans receivable from joint ventures	—	67,750	—	67,750
Trade and other receivables, and prepayments[1]	—	505,507	—	505,507
Restricted cash	—	10,000	—	10,000
Cash at bank and on hand	—	188,141	—	188,141
Cash retained in the commercial pools	—	80,015	—	80,015
	—	851,413	—	851,413

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 March 2025
Financial liabilities measured at fair value
Forward foreign exchange contracts	(310)	—	(310)	—	(310)	—	(310)
Forward freight agreements	(341)	—	(341)	—	(341)	—	(341)
	(651)	—	(651)

At 31 March 2025
Financial liabilities not measured at fair value
Bank borrowings	—	(562,163)	(562,163)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	—	(504,367)	(504,367)
Trade and other payables	—	(347,435)	(347,435)
	—	(1,431,965)	(1,431,965)

1 Excluding prepayments

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 4: Financial information CONTINUED

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2024
Financial assets measured at fair value
Forward freight agreements	1,690	—	—	1,690	—	1,690	—	1,690
Interest rate swaps used for hedging	22,935	—	—	22,935	—	22,935	—	22,935
Other investments	—	—	23,069	23,069	—	—	23,069	23,069
	24,625	—	23,069	47,694

At 31 December 2024
Financial assets not measured at fair value
Loans receivable from joint ventures	—	64,133	—	64,133
Trade and other receivables, and prepayments[1]	—	487,677	—	487,677
Restricted cash	—	13,542	—	13,542
Cash at bank and on hand	—	195,271	—	195,271
Cash retained in the commercial pools	—	88,297	—	88,297
	—	848,920	—	848,920

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2024
Financial liabilities measured at fair value
Forward foreign exchange contracts	(1,048)	—	(1,048)	—	(1,048)	—	(1,048)
Forward freight agreements	(891)	—	(891)	—	(891)	—	(891)
	(1,939)	—	(1,939)

At 31 December 2024
Financial liabilities not measured at fair value
Bank borrowings	—	(575,376)	(575,376)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	—	(546,873)	(546,873)
Trade and other payables	—	(312,839)	(312,839)
	—	(1,435,088)	(1,435,088)

The Group has no Level 1 financial assets or liabilities as at 31 March 2025 and 31 December 2024.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. These financial instruments are included in Level 2, as all significant inputs required to fair value an instrument are observable. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

1 Excluding prepayments

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 4: Financial information CONTINUED

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. The assessment of the fair value of investments in unquoted equity instruments is performed on a quarterly basis based on the latest available data that is reasonably available to the Group.

Level 3 fair values

The Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements were valued using market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees and information generated from arm’s-length market transactions involving identical or comparable assets or liabilities. The estimated fair value of the investments would either increase or decrease based on the latest available data that is reasonably available to the Group at each reporting date.

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements:

	31 March 2025 USD’000	31 December 2024 USD’000
Opening balance	23,069	23,953
Acquisition of equity investments at FVOCI	-	862
Equity investments at FVOCI – net change in fair value	-	1,186
Disposal of other investments	-	(2,932)
Closing balance	23,069	23,069

Note 5: Joint ventures

	As at 31 March 2025 USD’000	As at 31 December 2024 USD’000
Interest in joint ventures	84,470	81,371

a.	Vista Shipping

•
Vista Shipping Pte. Ltd. and its subsidiaries (“Vista Shipping”) is a joint venture in which the Group has joint control and 50% ownership interest. Vista Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Vista Shipping as a joint venture.

•
The following table summarises the financial information of Vista Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Vista Shipping.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 5: Joint ventures CONTINUED

	As at 31 March 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	50%	50%

Non-current assets	423,530	427,959
Current assets	74,050	63,657
Non-current liabilities	(313,302)	(317,722)
Current liabilities	(48,258)	(45,350)
Net assets (100%)	136,020	128,544

Group’s share of net assets (50%)	68,010	64,272

Revenue	23,405	112,907
Other income	1,033	2,623
Expenses	(16,958)	(73,951)
Profit and total comprehensive income (100%)	7,480	41,579

Profit and total comprehensive income (50%)	3,740	20,790
Adjustment to previously recognised share of profit from prior year	—	35
Group’s share of total comprehensive income (50%)	3,740	20,825

b.	H&A Shipping

•
In July 2021, the Group and Andromeda Shipholdings Ltd (“Andromeda Shipholdings”) entered into a joint venture, H&A Shipping Pte. Ltd. (“H&A Shipping”) in which the Group has joint control and 50% ownership interest. H&A Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in H&A Shipping Pte. Ltd. as a joint venture.

•
The following table summarises the financial information of H&A Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in H&A Shipping.

	As at 31 March 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	50%	50%

Non-current assets	59,117	59,892
Current assets	5,910	5,388
Non-current liabilities	(45,359)	(46,093)
Current liabilities	(5,071)	(4,940)
Net assets (100%)	14,597	14,247

Group’s share of net assets (50%)	7,299	7,124
Shareholder’s loans	6,308	6,308
Alignment of accounting policies	1,182	1,153
Carrying amount of interest in joint venture	14,789	14,585

Revenue	2,825	11,459
Other income	157	1,866
Expenses	(2,748)	(10,791)
Profit and total comprehensive income (100%)	234	2,534

Profit and total comprehensive income (50%)	117	1,267
Adjustment to previously recognised share of profit from prior year	58	—
Alignment of accounting policies	29	147
Group’s share of total comprehensive income (50%)	204	1,414

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 5: Joint ventures CONTINUED

c.	Ecomar

•
In June 2023, the Group and SOCATRA entered into a joint venture, Ecomar Shipholding S.A.S (“Ecomar”), in which the Group has joint control and 50% ownership interest. Ecomar is incorporated in France and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Ecomar as a joint venture. In accordance with the agreement under which Ecomar was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

•	During the financial year ended 31 March 2025, Hafnia took delivery of one IMO II – MR vessel through its Ecomar joint venture.

•
The following table summarises the financial information of Ecomar as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Ecomar.

	As at 31 March 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	50%	50%

Non-current assets	109,549	68,964
Current assets	11,100	4,928
Non-current liabilities	(125,220)	(77,032)
Net liabilities (100%)	(4,571)	(3,140)

Group’s share of net liabilities (50%)	(2,286)	(1,570)
Unrecognised share of losses	3,306	1,633
Translation reserve	(97)	(63)
Carrying amount of interest in joint venture	—	—

Revenue	2,598	—
Other income	3,356	32
Expenses	7,627	(3,321)
Loss and total comprehensive loss (100%)	(1,673)	(3,289)

Loss and total comprehensive loss (50%)	(837)	(1,645)
Unrecognised share of losses for the current period	837	1,633
Group’s share of total comprehensive income/(loss) (50%)	—	(12)

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 5: Joint ventures CONTINUED

d.	Complexio

•
In March 2023, the Group and Simbolo Holdings Limited entered into a share purchase agreement where the Group purchased 50% of Class A shares (with voting rights) in Quintessential AI Limited (“Q-AI”). As a result of the transaction, the Group has joint control (with Simbolo Holdings having the remainder of Class A shares) of Q-AI; with a 30.5% ownership interest. Q-AI is incorporated in London and operates in the software development industry. Accordingly, the Group has classified its interest in Q-AI as a joint venture.

•	The Company was renamed to Complexio Limited (“Complexio”) on 1 May 2024.

•
The following table summarises the financial information of Complexio as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Complexio.

	As at 31 March 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	30.5%	30.5%

Non-current assets	5,270	4,262
Current assets	2,375	4,635
Current liabilities	(2,165)	(653)
Net assets (100%)	5,480	8,244

Group’s share of net assets (30.5%)	1,671	2,514

Revenue	266	647
Other income	—	85
Expenses	(3,243)	(8,288)
Loss and total comprehensive loss (100%)	(2,977)	(7,556)

Loss and total comprehensive loss (30.5%)	(908)	(2,304)
Gain on dilution	—	592
Group’s share of total comprehensive loss (30.5%)	(908)	(1,712)

e.	Seascale

•	In March 2025, the Group and Cargill entered into a joint arrangement, Seascale Energy Pte Ltd (“Seascale”).

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 6: Segment information

For the 3 months ended 31 March 2025	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	27,596	88,491	158,720	65,536	340,343
Revenue (External Vessels in Disponent-Owner Pools)	14,733	50,130	122,952	19,752	207,567
Voyage expenses (Hafnia Vessels and TC Vessels)	(9,300)	(33,682)	(51,141)	(27,469)	(121,592)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(6,582)	(19,757)	(51,683)	(8,201)	(86,223)
Pool distributions for External Vessels in Disponent-Owner Pools	(8,152)	(30,373)	(71,268)	(11,551)	(121,344)
TCE Income[5]	18,295	54,809	107,580	38,067	218,751

Other operating income	791	1,222	2,667	2,316	6,996
Vessel operating expenses	(3,840)	(16,210)	(32,907)	(15,142)	(68,099)
Technical management expenses	(284)	(1,163)	(2,470)	(1,301)	(5,218)
Charter hire expenses	—	(2,504)	(6,118)	—	(8,622)

Adjusted EBITDA[5]	14,962	36,154	68,752	23,940	143,808
Depreciation charge	(3,070)	(13,088)	(24,923)	(8,370)	(49,451)
					94,357
Unallocated					(29,748)
Profit before income tax					64,609

For the 3 months ended 31 March 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	29,501	164,111	236,577	91,603	521,792
Revenue (External Vessels in Disponent-Owner Pools)	27,211	92,962	113,401	29,527	263,101
Voyage expenses (Hafnia Vessels and TC Vessels)	(3,991)	(45,125)	(64,131)	(29,743)	(142,990)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(12,335)	(25,469)	(36,618)	(9,791)	(84,213)
Pool distributions for External Vessels in Disponent-Owner Pools	(14,876)	(67,493)	(76,783)	(19,736)	(178,888)
TCE Income[5]	25,510	118,986	172,446	61,860	378,802

Other operating income	759	2,024	2,428	1,245	6,456
Vessel operating expenses	(4,324)	(17,194)	(32,843)	(15,268)	(69,629)
Technical management expenses	(345)	(1,412)	(2,700)	(1,262)	(5,719)
Charter hire expenses	—	(2,185)	(7,345)	—	(9,530)

Adjusted EBITDA[5]	21,600	100,219	131,986	46,575	300,380
Depreciation charge	(3,382)	(14,958)	(27,170)	(8,199)	(53,709)
					246,671
Unallocated					(25,357)
Profit before income tax					221,314

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measures in Note 8.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 7: Fleet list

Vessel	DWT	Year Built	Type	Vessel	DWT	Year Built	Type
Hafnia Bering	39,067	Apr-15	Handy	Hafnia Larissa	115,000	Apr-19	LR2
Hafnia Magellan	39,067	May-15	Handy	Hafnia Neso	115,000	Jul-19	LR2
Hafnia Malacca	39,067	Jul-15	Handy	Hafnia Thalassa	115,000	Sep-19	LR2
Hafnia Soya	38,700	Nov-15	Handy	Hafnia Triton	115,000	Oct-19	LR2
Hafnia Sunda	39,067	Sep-15	Handy	Hafnia Languedoc[1]	115,000	Mar-23	LR2
Hafnia Torres	39,067	May-16	Handy	Hafnia Larvik[1]	109,999	Oct-23	LR2
Hafnia Kallang	74,000	Jan-17	LR1	Hafnia Loire[1]	115,000	May-23	LR2
Hafnia Nile	74,000	Aug-17	LR1	Hafnia Lillesand[1]	109,999	Feb-24	LR2
Hafnia Seine	76,580	May-08	LR1	Beagle[2]	44,995	Mar-19	MR
Hafnia Shinano	74,998	Oct-08	LR1	Boxer[2]	49,852	Jun-19	MR
Hafnia Tagus	74,000	Mar-17	LR1	Basset[2]	49,875	Nov-19	MR
Hafnia Yangtze	74,996	Jan-09	LR1	Bulldog[2]	49,856	Feb-20	MR
Hafnia Yarra	74,000	Jul-17	LR1	Hafnia Bobcat	49,999	Aug-14	MR
Hafnia Zambesi	74,982	Jan-10	LR1	Hafnia Cheetah	49,999	Feb-14	MR
Hafnia Africa	74,539	May-10	LR1	Hafnia Cougar	49,999	Jan-14	MR
Hafnia Asia	74,539	Jun-10	LR1	Hafnia Eagle	49,999	Jul-15	MR
Hafnia Australia	74,539	May-10	LR1	Hafnia Egret	49,999	Nov-14	MR
Hafnia Hong Kong[1]	75,000	Jan-19	LR1	Hafnia Falcon	49,999	Feb-15	MR
Hafnia Shanghai[1]	75,000	Jan-19	LR1	Hafnia Hawk	49,999	Jun-15	MR
Hafnia Guangzhou[1]	75,000	Jul-19	LR1	Hafnia Jaguar	49,999	Mar-14	MR
Hafnia Beijing[1]	75,000	Oct-19	LR1	BW Kestrel	49,999	Aug-15	MR
Sunda[2]	79,902	Jul-19	LR1	Hafnia Leopard	49,999	Jan-14	MR
Karimata[2]	79,885	Aug-19	LR1	Hafnia Lioness	49,999	Jan-14	MR
Hafnia Shenzhen[1]	75,000	Aug-20	LR1	Hafnia Lynx	49,999	Nov-13	MR
Hafnia Nanjing[1]	74,999	Jan-21	LR1	BW Merlin	49,999	Sep-15	MR
Hafnia Excelsior	74,665	Jan-16	LR1	Hafnia Myna	49,999	Oct-15	MR
Hafnia Executive	74,431	May-16	LR1	Hafnia Osprey	49,999	Oct-15	MR
Hafnia Prestige	74,997	Nov-16	LR1	Hafnia Panther	49,999	Jun-14	MR
Hafnia Providence	74,997	Aug-16	LR1	Hafnia Petrel	49,999	Jan-16	MR
Hafnia Pride	74,997	Jul-16	LR1	Hafnia Puma	49,999	Nov-13	MR
Hafnia Excellence	74,613	May-16	LR1	Hafnia Raven	49,999	Nov-15	MR
Hafnia Exceed	74,665	Feb-16	LR1	Hafnia Swift	49,999	Jan-16	MR
Hafnia Expedite	74,634	Jan-16	LR1	Hafnia Tiger	49,999	Mar-14	MR
Hafnia Express	74,663	May-16	LR1	BW Wren	49,999	Mar-16	MR
Hafnia Excel	74,547	Nov-15	LR1	Hafnia Andromeda	49,999	May-11	MR
Hafnia Precision	74,997	Oct-16	LR1	Hafnia Ane	49,999	Nov-15	MR
Hafnia Experience	74,670	Mar-16	LR1	Hafnia Crux	52,550	Feb-12	MR
Hafnia Pioneer	81,350	Jun-13	LR1	Hafnia Daisy	49,999	Aug-16	MR
Hafnia Despina	115,000	Jan-19	LR2	Hafnia Henriette	49,999	Jun-16	MR
Hafnia Galatea	115,000	Mar-19	LR2	Hafnia Kirsten	49,999	Jan-17	MR

1 50% owned through the Vista Shipping Joint Venture
2 Time chartered in vessel

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 7: Fleet list CONTINUED

Vessel	DWT	Year Built	Type
Hafnia Lene	49,999	Jul-15	MR
Hafnia Leo	52,340	Nov-13	MR
Hafnia Libra	52,384	May-13	MR
Hafnia Lise	49,999	Sep-16	MR
Hafnia Lotte	49,999	Jan-17	MR
Hafnia Lupus	52,550	Apr-12	MR
Hafnia Mikala	49,999	May-17	MR
Hafnia Nordica	49,994	Mar-10	MR
Hafnia Phoenix	52,340	Jul-13	MR
Hafnia Taurus	50,385	Jun-11	MR
Hafnia Andrea	49,999	Jun-15	MR
Hafnia Caterina	49,999	Aug-15	MR
Orient Challenge[1]	49,972	Jun-17	MR
Orient Innovation[1]	49,972	Jul-17	MR
Yellow Stars[2]	49,999	Jul-21	MR
PS Stars[2]	49,999	Jan-22	MR
Hafnia Almandine	38,506	Feb-15	IMO II – Handy
Hafnia Amber	38,506	Feb-15	IMO II – Handy
Hafnia Amethyst	38,506	Mar-15	IMO II – Handy
Hafnia Ametrine	38,506	Apr-15	IMO II – Handy
Hafnia Aventurine	38,506	Apr-15	IMO II – Handy
Hafnia Andesine	38,506	May-15	IMO II – Handy
Hafnia Aronaldo	38,506	Jun-15	IMO II – Handy
Hafnia Aquamarine	38,506	Jun-15	IMO II – Handy
Hafnia Axinite	38,506	Jul-15	IMO II – Handy
Hafnia Amessi	38,506	Jul-15	IMO II – Handy
Hafnia Azotic	38,506	Sep-15	IMO II – Handy
Hafnia Amazonite	38,506	May-15	IMO II – Handy
Hafnia Ammolite	38,506	Aug-15	IMO II – Handy
Hafnia Adamite	38,506	Sep-15	IMO II – Handy
Hafnia Aragonite	38,506	Oct-15	IMO II – Handy
Hafnia Azurite	38,506	Aug-15	IMO II – Handy
Hafnia Alabaster	38,506	Nov-15	IMO II – Handy
Hafnia Achroite	38,506	Jan-16	IMO II – Handy
Hafnia Turquoise	49,000	Apr-16	IMO II – MR
Hafnia Topaz	49,000	Jul-16	IMO II – MR
Hafnia Tourmaline	49,000	Oct-16	IMO II – MR
Hafnia Tanzanite	49,000	Nov-16	IMO II – MR
Hafnia Viridian	49,000	Dec-15	IMO II – MR
Hafnia Violette	49,000	Mar-16	IMO II – MR
Hafnia Atlantic	49,614	Dec-17	IMO II – MR
Hafnia Pacific	49,868	Dec-17	IMO II – MR
Hafnia Valentino	49,126	May-15	IMO II – MR
Ecomar Gascogne[3]	49,800	Jan-25	IMO II – MR

1 Time chartered in vessel
2 50% owned through the H&A Shipping Joint Venture
3 50% owned through the Ecomar Joint Venture

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 8: Non-IFRS measures

Throughout this Quarterly Financial Information Q1 2025, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 31 March 2025 and 31 March 2024.

	For the 3 months ended 31 March 2025 USD’000	For the 3 months ended 31 March 2024 USD’000
Profit for the financial period	63,190	219,571
Income tax expense	1,419	1,743
Depreciation charge of property, plant and equipment	49,525	53,793
Amortisation charge of intangible assets	105	336
Share of profit of equity-accounted investees, net of tax	(3,036)	(7,289)
Interest income	(2,660)	(2,805)
Interest expense	14,361	15,827
Capitalised financing fees written off	786	1,663
Other finance expense	1,403	4,213
Adjusted EBITDA	125,093	287,052

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q1-2025
Note 8: Non-IFRS measures CONTINUED

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 March 2025	For the 3 months ended 31 March 2024
Revenue (Hafnia Vessels and TC Vessels)	340,343	521,792
Revenue (External Vessels in Disponent-Owner Pools)	207,567	263,101
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(121,592)	(142,990)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(86,223)	(84,213)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(121,344)	(178,888)
TCE income	218,751	378,802
Operating days	9,514	10,455
TCE income per operating day	22,992	36,230

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 March 2025	For the 3 months ended 31 March 2024
Revenue (Hafnia Vessels and TC Vessels)	340,343	521,792
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(121,592)	(142,990)
TCE income	218,751	378,802
Operating days	9,514	10,455
TCE income per operating day	22,992	36,230

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.